Settlement and Release Deed

The undersigned, Marc Belzberg, hereby confirms as follows:

1.	I have received the amount of $250,000 in cash from SKY MobileMedia, Inc. (“SKY”) and have received stock of SKY, which is placed in escrow, in the value of $350,000 (the “SKY Stock”).

2.
Other than my rights to receive the SKY Stock in accordance with the terms of the Asset Purchase Agreement between e-SIM Ltd. and SKY dated September 28, 2006, on my behalf and on behalf of Yozma Hofsheet Ltd., a party related to me, I hereby fully and finally release, acquit and forever discharge e-SIM Ltd., its officers, shareholders, employees, affiliates and other related parties from any and all actions, debts, claims, counterclaims, demands, liabilities, damages, causes of action, costs, expenses, and compensation of every kind and nature whatsoever, past or present, at law or in equity, whether known or unknown, which I or any party related to me, had, has, or may have had at any time in the past until and including the date of this letter against e-SIM Ltd., including but not limited to any claims which relate to any debt of e-SIM Ltd. to me or my related parties or related to the performance of the Asset Purchase Agreement referenced above.

In witness whereof, I have signed this Settlement and Release Deed on this 12 day of July 2007

Marc Belzberg